PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE April 15 , 2010

SOCIO - ECONOMIC BENEFITS OF PROPOSED PRAIRIE CREEK MINE

Yellowknife, Northwest Territories, April 15, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) summarizes the potential socio-economic benefits of the proposed Prairie Creek Mine in the Dehcho region of the Northwest Territories.

At the Annual General Meeting of the NWT Chamber of Commerce held today in Yellowknife, John Kearney, Chairman and Chief Executive of Canadian Zinc, a guest speaker at the AGM, told delegates that, as part of the Company’s Developers Assessment Report for the Environmental Assessment of the Prairie Creek Mine, Canadian Zinc completed a comprehensive Socio-Economic Impact Assessment of the potential impacts of the Prairie Creek Mine on the economy of the Mackenzie Valley.

The assessment   focused on the Dehcho region and identified the employment and business opportunities and economic benefits the Mine will create for the local communities, for the Northwest Territories and for Canada.  The Report also includes an assessment of the social and cultural impacts of the proposed mine.

Socio-Economic Impact Assessment Report-Summary

The Project’s construction phase will be modest at an estimated investment of $60 million. Construction activities will span two years with most of the work taking place in the second year and will require a workforce of up to 120 people. This investment will raise the Northwest Territories gross domestic product (GDP) by $24 million when considering the direct and indirect impacts.

Once into its operations phase total expenditures on the Prairie Creek Project will approach $1 Billion (based on 2008 prices) over the initial fourteen year mine life. This will raise the NWT’s GDP by an average of $68 million annually, for a total of $951 million.

Direct gross output is estimated at $1.5 Billion, of which almost half will go towards the purchase of goods and services, and Canada’s GDP will rise by $1.2 Billion, of which $951 million will be in the NWT, over the life of the mine.

During the operations phase the Prairie Creek Mine will directly employ approx 220 people and 11 in head office, equivalent to 3,234 person years employment, and create an additional

288 Full-Time Equivalent (FTE) jobs across Canada, including 138 in the NWT. Thus the Prairie Creek Mine will increase employment in Canada by 519 on an annual basis, including 358 in the NWT.

Adding direct employment and direct and indirect FTE jobs created by business demand equates to a total of 7,262 FTE person years employment in Canada, including 5,011 FTE person years in the NWT.  Further it has been estimated that the induced economic impacts of the Project will create a further 265 new jobs in Canada.

Mine operations will generate $28 million in annual total labor income in the NWT, for a total of almost $400 million over the mine life. For Canada, annual labor income will be

$40 million, for a mine life total of $560 million.

Over the 16 years of construction and operations development of the Prairie Creek Mine will result in the payment of a total of about $285 million in direct and indirect taxation, government royalties and social insurance programs and pension plans.

Positive Socio-Economic Growth

The real economic and social impact of the Prairie Creek project will be generated through the participation of local labour and business from within the immediate mine area, which includes the communities of Nahanni Butte, Fort Simpson, Fort Liard, Wrigley and other parts of the NWT. Participation will come in the form of direct employment, direct supply of goods and services, and through spin-off activities described as indirect and induced effects of the mining expenditures.

“For those living in the region, the Prairie Creek Mine offers an opportunity for a generation of employment, leaving as a legacy a population that is better educated, better trained and better able to cope with, adapt to and capture new opportunities in the future,” said John Kearney.

“Through the individual and collective efforts of employees and their families, communities and their residents, and with cooperation from Governments at all levels in providing the right network of support, including effective implementation of existing public programs, the economic growth that the Prairie Creek Mine will bring to the region offers a great opportunity to initiate positive and sustainable socio-economic change throughout the DehCho and extending into other parts of the NWT,” he added.

The Socio-Economic Impact Assessment Report has been submitted to the Mackenzie Valley Review Board as part of Canadian Zinc’s Developers Assessment Report and will be available when posted on the Review Board website. (See Canadian Zinc Press Release March 26, 2010).

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com